

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 20, 2017

<u>Via E-mail</u>
Weitao Wang
President and Chief Executive Officer
Eternity Healthcare Inc.
c/o Team Youn Bio Medicine International Corp. Limited
Flat/Rm 1006 10/F, Hang Seng Tsim Sha Tsui Bldg.
18 Carnarvon Road
Tsim Sha Tsuil, KL, Hong Kong

> **Re: Eternity Healthcare Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2017**
> **Filed August 15, 2017**
> **File No. 000-53376**

Dear Mr. Wang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended April 30, 2017</u>

<u>Item 9A Controls and Procedures</u>

<u>Management's Annual Report on Internal Control over Financial Reporting, page 24</u>

1. Please amend your filing to provide management's conclusion on the effectiveness of your internal control over financial reporting, including a clear statement as to whether or not internal control over financial reporting was effective at April 30, 2017. In light of the

material weaknesses identified on page 24, consistent with Item 308(a)(3) of Regulation S-K please note that management is not permitted to conclude that your internal control over financial reporting was effective as of April 30, 2017.

2.   In the requested amendment, please revise this report to identify the specific COSO framework used for your assessment of the effectiveness of the internal control over financial reporting, i.e., the 1992 Framework or the updated 2013 Framework.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Julie Sherman, Senior Accountant, at (202) 551-3640 if you have questions regarding these comments. You may also reach me at (202) 551-3676.

                                        Sincerely,

                                        /s/ Brian Cascio

                                        Brian Cascio
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery